Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 23, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Deborah O'Neal

Re:     The Lazard Funds, Inc.

Post-Effective Amendment No. 139 to Registration Statement on Form N-1A

(Registration Nos.: 33-40682; 811-06312)

To Whom It May Concern:

On behalf of the above-referenced fund (the "Fund"), on or about June 30, 2020 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 139 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 136 ("Amendment No. 136") to the Registration Statement, filed on April 16, 2020, which was filed in order to add a new series to the Fund, Lazard US Sustainable Equity Portfolio (the "Portfolio").

The Amendment will respond to comments of the staff of the Commission (the "Staff") on the prospectus included in Amendment No. 136 that were provided to the undersigned and Andrew Hartman of this office by Deborah O'Neal of the Staff via telephone on May 28, 2020.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Summary Section—Fees and Expenses

1.                   Staff Comment: Please provide the Staff with the completed fee table and expense examples at least one week before the effective date of the Amendment.

Response: The completed fee table and expense examples, to be filed in the Amendment, follow. Please note that there have been no changes to the fee table and expense examples from the versions provided to you on June 22, 2020.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

	Institutional Shares	Open Shares	R6 Shares
Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	.60%	.60%	.60%
Distribution and Service (12b-1) Fees	None	.25%	None
Other Expenses*	.20%	.20%	.20%
Total Annual Portfolio Operating Expenses	.80%	1.05%	.80%
Fee Waiver and/or Expense Reimbursement**	.05%	.05%	.10%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement	.75%	1.00%	.70%

*     Based on estimated amounts for the current fiscal year.

** Reflects a contractual agreement by Lazard Asset Management LLC (the "Investment Manager") to waive its fee and, if necessary, reimburse the Portfolio until June 30, 2022, to the extent Total Annual Portfolio Operating Expenses exceed .75%, 1.00% and .70% of the average daily net assets of the Portfolio's Institutional Shares, Open Shares and R6 Shares, respectively, exclusive of taxes, brokerage, interest on borrowings, fees and expenses of "Acquired Funds," fees and expenses related to filing foreign tax reclaims and extraordinary expenses. This expense limitation agreement can only be amended by agreement of the Fund, upon approval by the Fund's Board of Directors, and the Investment Manager to lower the net amount shown and will terminate automatically in the event of termination of the Management Agreement between the Investment Manager and the Fund, on behalf of the Portfolio.

	1 Year	3 Years
Institutional Shares	$77	$77
Open Shares	$102	$102
R6 Shares	$72	$72
2.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnotes to the fee table.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for any fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please confirm that the expense limitation arrangement will be place for at least one year.

Response: As stated in footnote ** to the fee table (above), the initial expense limitation arrangement will be in place until at least June 30, 2022 (subject to the provisions in the last two sentences of footnote **).

Summary Section—Principal Investment Strategies

4.                   Staff Comment: The third paragraph under "Principal Investment Strategies" states:

In further narrowing the investable universe to select companies for investment by the Portfolio, the Investment Manager takes account of sustainability considerations, with a view to both (a) identifying companies whose financial productivity is likely to be supported and enhanced in the future as a result of the move toward a more sustainable world (such as by considering the nature of the products and services that the companies provides from a sustainability perspective) and (b) countering potential risks arising as a result of sustainability concerns that may be material to the particular companies or the industries or sectors in which they operate ("Sustainable Companies"). Specifically, the Investment Manager uses its proprietary analysis methodology to assess each company considered for investment, to the extent relevant to the company or its industry or sector, against specific factors in three main categories:

(emphasis added). Please consider revising the disclosure to clarify the definitions of "sustainable," "sustainability" and "Sustainable Companies."

Response: In the Amendment, the third paragraph under "Principal Investment Strategies" will be replaced with the following:1

In further narrowing the investable universe to select companies for investment by the Portfolio, the Investment Manager considers both (a) the financial sustainability of the company as a business—a company whose financial productivity is likely to be supported or enhanced in the future as a result of the move toward a more sustainable world (such as by considering the nature of the products and/or services that the company provides, from the perspective of environmental and social factors that impact financial productivity) and (b) how the company counters potential risks arising as a result of environmental and social concerns that may be material to the particular companies or the industries or sectors in which they operate (collectively, "Sustainable Companies"). The Investment Manager uses its proprietary sustainability analysis methodology to assess each company considered for investment, to the extent relevant to the company or its industry or sector, against the specific sustainability factors listed below (and other factors that may be considered relevant to the company or its industry), divided into the three categories of Human Capital, Natural Capital and Corporate Governance.

5.                   Staff Comment: The first sentence of the fourth full paragraph under "Principal Investment Strategies" states:

Companies considered by the Investment Manager to be significantly involved in the manufacture of products or the provision of services that are broadly recognized as unsustainable by society (e.g., the production of tobacco, the generation, extraction and/or refining of certain fossil fuels or the production of unconventional weapons) generally will not fall within the investable universe for the Portfolio.

Please specify whether the stated sustainability factors apply to all investments or just some investments and whether the specific factors listed are exclusive.

Response: Fund management has confirmed that the criteria are applied to all investments (as noted below, to the extent relevant to the company or its industry or sector) and that the stated factors are not exclusive. The following sentence has been added after the first sentence in the fourth paragraph:

However, it is possible that the Investment Manager may determine, after a combined consideration of its assessment of such a company's financial productivity potential as described above and the results of the Investment Manager's sustainability analysis methodology, that such a company is an appropriate investment for the Portfolio.

1	Please see Exhibit A, attached hereto, for the Portfolio's "Principal Investment Strategies" portion of the Summary Section of its prospectus to be filed in the Amendment, marked to show the changes to "Principal Investment Strategies" in the prospectus filed in Amendment No. 136.

Summary Section—Principal Investment Risks

6.	Staff Comment: Please consider including an Environmental, Social and Governance ("ESG") risk factor. If you decide to not include such a risk factor, explain why.

Response: The Investment Manager does not believe it is appropriate to include an "ESG" risk factor regarding the Portfolio's investment strategy as described in the prospectus. While the Investment Manager's process employed for investing the Portfolio's assets in accordance with its investment strategy considers a company's financial sustainability and how the company counters potential risks arising as a result of environmental and social concerns, the Investment Manager does not believe that this investment strategy is a type of investing "style," such as growth investing or value investing; a strategy that invests in one or more specified asset class(es) generally subject to certain common risks, such as non-US securities risks; or a strategy that invests in certain specified types of companies generally subject to certain common risks, such as small and midcap company risks or infrastructure companies risks.2

The Investment Manager believes that, like all equity funds that do not focus on a particular investing style, asset class or type of company (examples of each of which are described above), the Portfolio's investment strategy is likely to be most susceptible to securities selection risk, issuer risk and market risk, all of which are disclosed in "Summary Section—Principal Investment Risks."

Investment Strategies and Investment Risks—Investment Risks

7.	Staff Comment: Please consider including a third-party data risk factor. If you decide to not include such a risk factor, explain why.

Response: Fund management has confirmed that, although it will have access to third-party ESG ratings and other data, in selecting investments the portfolio management team primarily will rely on its own proprietary sustainability analysis methodology. As a result, Fund management does not believe inclusion of a third-party data risk factor is appropriate.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments. Please telephone the undersigned at 212.969.3722, or Andrew Hartman of this office at 212.969.3891, if you have any questions.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

[2]	All of these risks, as applicable to the Fund's existing series, are disclosed in the Fund's prospectus for such series.

EXHIBIT A

LAZARD US SUSTAINABLE EQUITY PORTFOLIO

Principal Investment Strategies

The Portfolio invests primarily in equity securities, principally common stocks, of US companies selected using the Investment Manager's process employed in implementing the Portfolio's investment strategy, described below. The market capitalization of companies in which the Portfolio invests may vary with market conditions, but typically the Portfolio invests in companies with market capitalizations over $1 billion.

The Investment Manager's process first identifies companies within the investable universe, which are companies that the Investment Manager believes are capable of (1) sustaining high financial productivity (i.e., the return a company generates) for periods in excess of market expectations, or (2) capable of improving financial productivity to a greater extent or more expeditiously than the market expects (i.e., are undervalued) and which exhibit good expectations for future cash flows and profitability. Next, the Investment Manager reduces the investable universe using fundamental analysis and research on the companies identified.

In further narrowing the investable universe to select companies for investment by the Portfolio, the Investment Manager ~~takes account of~~considers both (a) the financial sustainability ~~considerations, with a view to both (a) identifying companies~~of the company as a business—a company whose financial productivity is likely to be supported ~~and~~or enhanced in the future as a result of the move toward a more sustainable world (such as by considering the nature of the products and/or services that the ~~companies~~company provides, from ~~a sustainability perspective) and (b) countering~~the perspective of environmental and social factors that impact financial productivity) and (b) how the company counters potential risks arising as a result of ~~sustainability~~environmental and social concerns that may be material to the particular companies or the industries or sectors in which they operate (collectively, "Sustainable Companies"). ~~Specifically, the~~ The Investment Manager uses its proprietary sustainability analysis methodology to assess each company considered for investment, to the extent relevant to the company or its industry or sector, against ~~specific factors in three main~~the specific sustainability factors listed below (and other factors that may be considered relevant to the company or its industry), divided into the three categories~~:~~ of Human Capital, Natural Capital and Corporate Governance.

Human Capital: the extent to which the company

•	follows best practices in managing its workforce in a responsible manner, such as health and safety considerations and diversity and inclusion policies;
•	acts responsibly in terms of the impact its business operations, products and services have on the broader community;
•	aims to ensure its suppliers act responsibly; and
•	endeavors to treat its customers fairly and responsibly, for example by having appropriate product safety and data privacy and security standards.

Natural Capital: the extent to which the company, and its supply chains,

•	are reliant on using resources which generate significant environmental impact; and
•	actively seek to reduce the impact they have on the environment.

Corporate Governance: the extent to which the company's board composition and policies, executive management composition and compensation, and the exercise of shareholder rights and voting powers are in line with current best practices.

Companies considered by the Investment Manager to be significantly involved in the manufacture of products or the provision of services that are broadly recognized as unsustainable by society (e.g., the production of tobacco, the generation, extraction and/or refining of certain fossil fuels or the production of unconventional weapons) generally will not fall within the investable universe for the Portfolio. However, it is possible that the Investment Manager may determine, after a combined consideration of its assessment of such a company's financial productivity potential as described above and the results of the Investment Manager's sustainability analysis methodology, that such a company is an appropriate investment for the Portfolio. The Portfolio may, however, invest in companies that provide equipment and services to the energy and mining sectors.

Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of US Sustainable Companies. The Portfolio may invest up to 20% of its assets in securities of non-US companies, including those in emerging markets.

Although the Portfolio is classified as "diversified" under the Investment Company Act of 1940, as amended, it may invest in a smaller number of issuers than other, more diversified, investment portfolios.